Global Diversified Industries, Inc
1200 Airport Drive
Chowchilla, CA 936103
559-665-5800

August 16, 2005

VIA FAX AND EDGAR

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2004
Forms 10-QSB for quarters ended October 31, 2004

Dear Mr. Forgione:

This will acknowledge receipt of your letter of comment dated August 16, 2005 with regard to the above referenced filings. Our responses reference your comment numbers as follows:

Comment 1

In a limited number of cases, less than five percent of sales, at the customer’s written request, the Company enters into bill and hold transactions whereby title transfers to the customer , but the unit does not ship until a specified later date.

The Company recognizes revenues associated with the bill and hold arrangements when the product is complete, ready to ship, accepted by the customers or representative and the following hold criteria have been met.

 (1) Title and risk of ownership of the unit passes to the customer;

(2) The Company has obtained a written fixed purchase commitment;

(3) The school district, or its authorized representative, has requested in writing, the transaction be on a bill and hold basis;

(4) The customer has provided a delivery schedule;

(5) All performance obligations related to the sale have been completed;

(6) The modular unit has been processed to the customer’s specifications, accepted by the customer and made ready for shipment; and

(7) The modular unit is segregated from our inventory and is not available to fill other orders.

We will expand our revenue recognition policy to include the following disclosure:

However, in certain cases, at the customer’s written request, the Company enters into bill and hold transactions whereby title transfers to the customer, but the product does not ship until a specified later date. The Company recognizes revenues associated with the bill and hold arrangements when the product is complete, ready to ship, accepted by the customer and the hold criteria have been met.

Comment 2

We will file this response and our letter of August 15, 2005 under EDGAR within 48 hours.

We thank you in advance for your assistance in this matter. Since we are in the process of preparing our financial statements in connection with the year ended April 30, 2005 to be included in our Annual Report on Form 10K SB, we respectfully request an expedited review of our responses. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.

/s/ Phillip O. Hamilton
Phillip O Hamilton
Chairman & CEO